INVEST IN **GRASSTB**

Revolutionize the way we produce paper products to help planet Earth for generations to come

PITCH VIDEO   INVESTOR PANEL



LEAD INVESTOR



Thuan Tran

The vision Bao has for grass products is truly revolutionary, and will change the world for the better. And we need it now more than ever. A true entrepreneur with passion, grit and integrity, Bao will work tirelessly towards this vision, for the betterment of humanity, and hopefully create a long lasting legacy business in the process. By investing in GrassTB, we are helping to support local communities, combat deforestation, and promote sustainability and green economy for future generations.

Invested $20,000 this round

grasstb.com   Denver CO

Food | Technology | Retail | Minority Owned | Eating and Drinking

Highlights

1. 100% grass products - Eliminate cutting trees for paper making.
2. Sustainable - Abundant and locally available. Cheaper to process. Eco-friendly.
3. Reduce plastic waste - Reduce single-use plastic wastes on land and in oceans.
4. Manufacture in USA - create jobs opportunities for the community

Our Founder

Our Founder



Bao Ho CEO

Bao graduated with a BA in Finance. Overseeing and strategically forecasting a family landscaping business. Spent 15+years as a contractor for different government departments as an Analyst

> We see millions of trees been cut down, forests been burned, and yet we still plan to use trees to make paper products. We want to save our planet and our future by keeping the earth green and clean. The only way to do that is to save the trees and preserve the ecosystem.

Pitch


GrassTB

OUR MISSION

Business Vision

"Revolutionize the way we produce paper products to help planet Earth for generations to come. Our Earth is facing environmental crisis like deforestations and plastic waste. Our vision is to

1) remove our dependence on cutting trees for paper industries and
2) reduce environmental pollution through use of progressive technology for waste and emission control."





OUR PRODUCTS



NAPKINS



PAPER BAGS

CLOSED-LOOP SUPPLY CHAIN

Grass can be locally sourced and processed for manufacturing. By partnering with existing manufacturers, we can scale our distribution to continuously increase customer acquisitions. Providing 100% grass paper products to the community will encourage green lifestyle without removing conveniences.


Raw Materials
Transportation /Collection
Pulp Production
JOB CREATION
Community
Wholesaler / Retailer
Distribution
Manufacturing
GRASSTB INTERNAL
Other Paper Manufacturer

GrassTB, Co

Manufacturing

Recycle grass from the community.

Distribution to local businesses and consumers.

Strategic partnership for expansion.

AI & MACHINE LEARNING

AI in paper production can reduce the number of



manual human labor, improve supply chain control, and optimize operation productivity and quality.



AI

Operation Optimization
Use of process control instrumentations can provide data for insights and predictability in optimizing production throughput.

GRASSTB. CO

Go-to-Market



Action Plan

Green Products
100% Grass paper products. Compostable. Biodegradable.

Raw Material
Grass is abundant and locally sourced (grass clippings, businesses like golf courses, residentials).

Market
Wholesale/Retail (Local restaurants, stores, businesses). Social media (Facebook, Instagram). Awareness video. Website

Customers
Green lifestyle. Environment activist groups. Everyday-use.

Pricing
Reduced cost in harvest, progressive technology in production, and a sustainable solution allows for competitive lower prices.

Strategic Partnership
Partner to supply pulp to existing paper manufacturers.

MODEST CHANGE FOR A WORLD OF DIFFERENCE

OUR COMPANY VALUES

100% Grass Product
Biodegradable. Compostable. Eco-friendly.

Sustainable
Abundant and locally available. Cheaper to process. Zero trees.

Reduce Plastic Waste
Reduce single-use plastic wastes on land and in oceans.

THE US PULP AND PAPER INDUSTRIES MARKET

UNITED STATES MARKET SIZE: $187B



01 Napkins
US consumes 1.8 **BILLION** napkins per day (average 3-6 per person).

02 Paper Bags
US consumes 10 **BILLION** plastic bags per year

UNITED STATES

US MARKET POTENTIALS



Paper Bags
$50M
$1.2M
Napkins
$184M
$5M
0
50
100
150
200



20% of Colorado market generates $17.2M
10% of US market generates $234M

THE OPPORTUNITIES WITH OUR STRENGTHS EXCEEDS THE OBSTACLES

S.W.O.T. ANALYSIS

Strengths

- 100% grass-based products
- Pricing: Low cost
- Reduce production costs: transportation, less chemical and mechanical demand, reduced pollutions and emissions


S
W
O
T

Weakness

- Barrier to entry
- Year-round grass supply
- Missing expertise

Opportunity

- Location: Denver Metro annual population growth 1.6%
- Growing demand for green products
- Product portfolio expansion
- Changing environmental regulations
- Merger & partnership

Threats

- Global competitors: existing wood-based + plastic products + emerging competitors
- Costs of technology

CAPITAL TO LAUNCH

Seeking $2.5M


Collection & Transportation
Trucks and grass sourcing from local businesses.
5%
Employees
A team of 15-20.
30%
Land & Building
Lease.
5%
Equipment & Machinery
Majority of costs adjusted for operations to produce napkins and paper bags.
60%

GRASSTB, CO

Our Roadmap


Product Awareness
Social media. Website development.
Raising Capital
Incubator / accelerator. Crowdfunds. Angel investors.
Product Launch
Napkins and paper bags.
Customer Acquisition Retention
Maintain and acquire customers.
Expansion
Add more products to portfolio. Build additional manufacturing site.

Forward-looking projections cannot be guaranteed.

PROJECTED ANNUAL REVENUE OF $27.5M

ANNUAL REVENUE

With our operation spec, we project an annual revenue of $27.5 million. The production output can supply approximately 50 restaurants a year.


Napkins
▲ $7.3M
Paper Bags
▲ $20.2M

Disclaimer: These projections cannot be guaranteed. Based on 3 years with the maximum potential raise of funds.


Potential Future Products
Grass fiber cardboard
Grass fiber utensils
Gift Wrapping Paper
Notebook
Sketchbook
Grass fiber pellets
Paper cups
Greeting cards
Golf Tees


GRASSTB. CO
FUNDING TERMS
CONVERTIBLE NOTE / SAFE
Loan with a 5% interest rate for 2-3 years with the option for conversion to equity at 30% discount.
LOAN AGREEMENT
Loan agreement for 5%-7% interest rate.


We appreciate the opportunity to share our vision with you.
GET IN TOUCH WITH US
Send us a message or visit us
Whenever you like
www.GrassTB.com
info@grasstb.com
+1 (669) 444-0325


GRASSTB
THANK YOU